FERROVIAL N.V. (“FERROVIAL” OR THE “COMPANY”) ANNOUNCES THE THIRD QUARTER 2026 EARNINGS RELEASE DATE Amsterdam, 15 October 2026. Ferrovial (Ticker: “FER”) will release its operating results for the third quarter of 2026 on Tuesday, 27 October 2026, after the U.S. market closes. The Company’s management team will host a conference call to present these results on Wednesday, 28 October 2026, at 3:00pm CET (10:00am EDT). The event may be attended via webcast or conference call. Access codes will be made available on the Company’s Investor Relations website (https://www.ferrovial.com/en/ir-shareholders/). For further inquiries, please contact the Investor Relations Department via email at ir@ferrovial.com or by phone at +34 91 586 25 65 (Spain), +31 20 798 3700 (the Netherlands) or +1 347 931 4242 (US).